Filed Pursuant to Rule 424(b)(3)
Registration No. 333-219155

Prospectus Supplement No. 1

(to Prospectus dated August 15, 2017)

VINCE HOLDING CORP.

Up to 66,670,610 Shares of Common Stock

Issuable Upon Exercise of Rights to Subscribe for Such Shares at $0.45 per Share

This prospectus supplement No. 1 supplements information contained in our prospectus, dated August 15, 2017, relating to the distribution, at no charge, to holders of our common stock, par value $0.01 per share, of non-transferable subscription rights to purchase up to an aggregate of 66,670,610 shares of our common stock, which we refer to as the rights offering.

This prospectus supplement is being filed to update, amend and supplement the information previously included in the prospectus with the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2017, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated August 15, 2017 which was previously delivered. To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering at 5:00 p.m. New York City time, on August 30, 2017, which we refer to as the expiration date, unless extended as described in the prospectus. You will be able to revoke your subscription, in whole or in part, provided such revocation notice is received on or before the expiration date. Our board of directors is making no recommendation regarding your exercise of the subscription rights.

Exercising the rights and investing in our common stock involves a high degree of risk. You should carefully consider the risk factors beginning on page 9 of the prospectus as well as the risk factors and other information in any documents we incorporate by reference into the prospectus before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 23, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 23, 2017

Vince Holding Corp.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36212	75-3264870
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 5th Avenue – 20th Floor New York, New York 10110		10110
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 515-2600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☑

Item 2.02	Results of Operations and Financial Conditions.

On August 23, 2017, Vince Holding Corp. (the “Company”) issued a press release reporting its preliminary estimated financial results for the fiscal quarter ended July 29, 2017. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information, including Exhibit 99.1 hereto, the Company furnished under Item 2.02 of this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the Securities and Exchange Commission shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press Release of the Company, dated August 23, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINCE HOLDING CORP.

Date: August 23, 2017	By:	/s/ David Stefko
David Stefko
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of the Company, dated August 23, 2017.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Vince Holding Corp. Announces Preliminary Second Quarter 2017 Results

NEW YORK, New York – August 23, 2017 – Vince Holding Corp. (NYSE: VNCE), a leading global luxury apparel and accessories brand (“Vince” or the “Company”), today announced preliminary results for the second quarter of fiscal 2017 ended July 29, 2017.

The Company expects the following results for the second quarter ended July 29, 2017:

•	Net sales to be between $60 million and $62 million. This compares to net sales of $60.7 million in the second quarter of last year.

•	Loss from operations to be between $8.5 million and $9.5 million compared to a loss of $4.3 million in the second quarter of fiscal 2016. The year-over-year increase in loss from operations will include a $1.75 million to $2.5 million net increase reflecting investments related to the remediation and optimization of IT systems, severance, and other one-time investments as well as savings related to the Company’s previous consulting arrangement with its founders. In addition, the prior year results reflected a $1.9 million benefit from favorable adjustments to inventory reserves.

Estimated results for the second quarter of fiscal 2017 are preliminary and remain subject to adjustment until the filing of the Company’s Quarterly Report on Form 10-Q with the SEC. The estimated results for the second quarter of fiscal 2017 are unaudited. The Company expects to report results for the second quarter of fiscal 2017 on September 7, 2017.

ABOUT VINCE

Established in 2002, Vince is a global luxury brand best known for utilizing luxe fabrications and innovative techniques to create a product assortment that combines urban utility and modern effortless style. From its edited core collection of ultra-soft cashmere knits and cotton tees, Vince has evolved into a global lifestyle brand and destination for both women’s and men’s apparel and accessories. As of July 29, 2017, Vince products were sold in prestige distribution worldwide, including approximately 2,300 distribution locations across more than 40 countries. With corporate headquarters in New York and its design studio in Los Angeles, the Company operated 41 full-price retail stores, 14 outlet stores and its e-commerce site, vince.com. Please visit www.vince.com for more information.

Forward-Looking Statements: This document, and any statements incorporated by reference herein, contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the statements regarding, among other things, our current expectations about the Company’s future results and financial condition, revenues, store openings and closings, margins, expenses and earnings and are indicated by words or phrases such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “estimate,” “plan,” “target,” “project,” “forecast,” “envision” and other similar phrases. Although we believe the assumptions and expectations reflected in these forward-looking statements are reasonable, these assumptions and expectations may not prove to be correct and we may not achieve the results or benefits anticipated. These forward-looking statements are not guarantees of actual results, and our actual results may differ materially from those suggested in the forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, some of which are beyond our control, including, without limitation: our ability to continue having the liquidity necessary to service our debt, meet contractual payment obligations (including under the tax receivable agreement) and fund our operations; our ability to comply with the covenants under our term loan facility; our ability to continue as a going concern; our ability to successfully complete the previously announced rights offering; our ability to successfully operate the newly implemented systems, processes, and functions recently transitioned from Kellwood Company; our ability to remediate the identified material weaknesses in our internal control over financial reporting; our ability to regain compliance with the continued listing standards of the New York Stock Exchange; our ability to ensure the proper operation of the distribution facility by a third party logistics provider recently transitioned from Kellwood; our ability to remain competitive in the areas of merchandise quality, price, breadth of selection, and customer service; our ability to anticipate and/or react to changes in customer demand and attract new customers, including in connection with making inventory commitments; our ability to control the level of sales in the off-price channels; our ability to manage excess inventory in a way that will promote the long-term health of the brand; changes in consumer confidence and spending; our ability to maintain projected profit margins; unusual, unpredictable and/or severe weather conditions; the execution and management of our retail store growth plans, including the availability and cost of acceptable real estate locations for new store openings; the execution and management of our international expansion, including our ability to promote our brand and merchandise outside the U.S. and find suitable partners in certain geographies; our ability to expand our product offerings into new product categories, including the ability to find suitable licensing partners; our ability to successfully implement our marketing initiatives; our ability to protect our trademarks in the U.S. and internationally; our ability to maintain the security of electronic and other confidential information; serious disruptions and catastrophic events; changes in global economies and credit and financial markets; competition; our ability to attract and retain key personnel; commodity, raw material and other cost increases; compliance with domestic and international laws, regulations and orders; changes in laws and regulations; outcomes of litigation and proceedings and the availability of insurance, indemnification and other third-party coverage of any losses suffered in connection therewith; tax matters; and other factors as set forth from time to time in our Securities and Exchange Commission filings, including under the heading “Risk Factors” in our registration statement on Form S-1/A filed with the Securities and Exchange Commission and declared effective on August 14, 2017, and under the heading “Item 1A—Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. We intend these forward-looking statements to speak only as of the time of this release and do not undertake to update or revise them as more information becomes available, except as required by law.

This press release is also available on the Vince Holding Corp. website (http://investors.vince.com/).

Investor Relations Contact:

Jean Fontana

ICR, Inc.

Jean.fontana@icrinc.com

646-277-1200